Exhibit 99.1

ASML Supervisory Board changes announced

VELDHOVEN, the Netherlands, January 22, 2020 - The Supervisory Board of ASML Holding NV (ASML) today announces changes to the Supervisory Board effective from the Annual General Meeting of Shareholders (AGM) scheduled to be held on April 22, 2020.

The Supervisory Board announces that Mr. W.H. (Wolfgang) Ziebart will retire at the end of his current term after having served on the board since 2009. The Supervisory Board wants to thank Mr. Ziebart for his valuable contribution over the past eleven years, during which the board has greatly benefited from his knowledge and experience. The Supervisory Board wishes him all the best for the future.

The Supervisory Board intends to nominate Mr. D.W.A. (Warren) East for appointment as member of the Supervisory Board effective from the 2020 AGM. Mr. East has been the Chief Executive Officer of Rolls-Royce Group Plc since 2015. He spent his early career at Texas Instruments Ltd. in 1985. In 1994 he joined ARM Holdings, Plc., where he held various management positions and was appointed as Chief Executive Officer in 2001, a position which he held until 2013.

The board also intends to nominate Mr. D.M. (Mark) Durcan for appointment as member of the Supervisory Board effective from the 2020 AGM. From 2012 until 2017 Mr. Durcan was Chief Executive Officer of Micron Technology, Inc. He joined Micron in 1984 and held various management positions before he was appointed as CEO. Currently, he is a non-executive director at Advanced Micro Devices, Inc. and Veoneer, Inc. as well as a member of the board of AmerisourceBergen Corporation.

Finally, the Supervisory Board also intends to nominate Ms. A.P. (Annet) Aris for reappointment effective from the 2020 AGM. Ms. Aris has been a highly valued member of the Supervisory Board since 2015. Her nomination has been proposed by the ASML Netherlands BV Works Council based on its enhanced recommendation right.

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Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,900 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.